Exhibit 99.1

SAI.TECH ANNOUNCES PRESENCE AT THE 2024 SELECTUSA INVESTMENT SUMMIT

SINGAPORE, June 18, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), announced its presence at the upcoming 2024 SelectUSA Investment Summit, taking place on June 23 in Maryland, United States. The event serves as a pivotal platform for fostering business investment, connecting thousands of investors, companies, economic development organizations (EDOs), and industry experts.

The SelectUSA Investment Summit is renowned for its role in facilitating international tech startups looking to introduce innovative technology products and services to the U.S. market within the next 2-3 years.

Dr. Tao Wu has been invited to showcase SAI’s ground-breaking initiatives, including the introduction of its Computing Heat Recycling R&D Center in Marietta, OH. This center is equipped with the innovative Advanced Computing Center Ecosystem (ACCE), featuring the WITBOX, HEATBOX, and USERBOX systems.

●	The WITBOX system hosts high-performance computing servers utilizing various liquid cooling technologies, which not only enhances efficiency in dissipating heat from server components but also facilitates the capture of computing heat for recycling. The WITBOX system can capture over 97% of the heat generated from computing servers.

●	The HEATBOX system is designed to transfer, upgrade, supply, and regulate recycled computing heat, capable of demand-response heat supply and providing heating within a temperature range from 120°F to 290°F.

●	The USERBOX system supports computing heat recycling applications, offering integrated solutions and products tailored for heating scenarios across various demands and industrial fields.

In recognition of its commitment to innovation and education, SAI’s sponsored Computing Heat Recycle Center Education Program has received accolades from the Marietta local government. Additionally, grants from the Marietta Community Foundation have been awarded to support this initiative. The program aims to engage students from local educational institutions in practical learning opportunities, providing them with valuable insights into data center artificial intelligence and computing heat recycling for greenhouse operations.

“The United States has always been an important market for our strategic plan. We formed a U.S. subsidiary in 2022 and were listed on Nasdaq in May 2022” said Dr. Tao Wu, “SAI’s participation in the 2024 SelectUSA Investment Summit underscores our unwavering commitment to pioneering sustainable technology solutions.”

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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